SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rent the Runway, Inc.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

76010Y103
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76010Y103	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Yisroel Mordechai Goldstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,800,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,800,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 76010Y103	SCHEDULE 13D/A	Page 3 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the shares of Class A Common Stock (and options to purchase Class A Common Stock) reported herein was approximately $3,873,995. Such securities were acquired with personal funds of the Reporting Person.

The Reporting Person may effect purchases of shares of Class A Common Stock through margin accounts maintained for him with brokers, which extend margin credit as and when required to open or carry positions in his margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Class A Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Class A Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D/A for the aggregate number of shares of Class A Common Stock and percentage of the shares of Class A Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D/A is calculated based upon 67,223,096 shares of Class A Common Stock outstanding as of November 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2023.
(b)	See rows (7) through (10) of the cover page to this Schedule 13D/A for the number of shares of Class A Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the shares of Class A Common Stock since the filing of the Schedule 13D by the Reporting Person, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 76010Y103	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On January 19, 2024, all 10,349 of the previously reported call options related to 1,034,900 shares of Class A Common Stock with a strike price of $1 expired unexercised.

CUSIP No. 76010Y103	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2024

/s/ Yisroel Mordechai Goldstone
YISROEL MORDECHAI GOLDSTONE

CUSIP No. 76010Y103	SCHEDULE 13D/A	Page 6 of 6 Pages

SCHEDULE A

This Schedule sets forth information with respect to each purchase and sale of shares of Class A Common Stock which were effectuated by the Reporting Person since the filing of the Schedule 13D. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/18/2024	45,879	0.49570166
1/18/2024	10,000	0.50855955
1/18/2024	10,000	0.5086
1/18/2024	10,000	0.508385
1/18/2024	10,000	0.50593818
1/18/2024	10,000	0.51377999
1/18/2024	10,000	0.5185
1/18/2024	10,000	0.5198
1/18/2024	10,000	0.520494
1/18/2024	5,129	0.50499723
1/18/2024	580	0.599
1/18/2024	10,000	0.51722626
1/18/2024	100,000	0.52814756
1/18/2024	500	0.52512
1/18/2024	10,000	0.539832
1/18/2024	8,200	0.54
1/18/2024	40,000	0.55
1/18/2024	44,358	0.54
1/18/2024	10,586	0.54990084
1/18/2024	25,508	0.57990905
1/18/2024	752	0.5894
1/18/2024	13,523	0.59852309
1/18/2024	108,804	0.59998344
1/18/2024	200,000	0.60995218
1/18/2024	23,380	0.58
1/19/2024	301	0.56
1/19/2024	4,700	0.56993404
1/19/2024	23,945	0.585
1/19/2024	100,000	0.59
1/19/2024	100	0.58
1/22/2024	38,137	0.57336314
1/22/2024	106,069	0.59930083
1/22/2024	5,800	0.60248966
1/22/2024	28,649	0.62277817
1/22/2024	2,211	0.59414175
1/22/2024	33,603	0.61745107